TRANSMISSÃO PAULISTA

04 FEB -3 AM 7:21

Data São Paulo, January 22, 2004 *Ref.CT/F/00239/2004*

04012602

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
N° CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Gentleman/Madam:

We are enclosing a copy of the Notice to the Market, sent to CVM – Comissão de Valores Mobiliários and BOVESPA – Bolsa de Valores de São Paulo, on January 20, 2004, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Open Capital Company - CNPJ 02.998.611/0001-04

NOTICE TO THE MARKET

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista informs the market that it has updated today, in CVM, the IAN – Annual Information, regarding its pluriannual investment budget, according to the table below, that is also available in the *website* of the Company (www.cteep.com.br):

PLURIANNUAL BUDGET 2004 – 2007

(Revised on December 2003)

in R$ million - 2004

INVESTMENTS	2004	2005	2006	2007	TOTAL
Modernization and Adequacy of the System	82.7	82.4	82.4	82.4	329.9
Projects with Additional Revenue	295.7	290.0	350.0	350.0	1,285.7
Other Corporate Investments	7.6	7.6	7.6	7.6	30.4
TOTAL	**386.0**	**380.0**	**440.0**	**440.0**	**1,646.0**

The pluriannual budget approved refers to expenditure limits. Its effective fulfillment, at the Administration discretion, will depend on the economic and financial condition of the Company along the fiscal years, as a result of the achievement of its revenues, of the economy general conditions and of the sector regulation.

São Paulo, January 20, 2004

Cláudio Cintrão Forghieri

Chief Financial Officer and Investors Relation Director